For Immediate Release

FORDING ANNOUNCES NEW MEETING DATE

Advises Shareholders of New Proxy Voting Procedures and Deadlines

CALGARY – January 20, 2003 – Fording Inc. (TSX/NYSE: FDG) announced today that it has received approval from the Court of Queen’s Bench of Alberta to proceed with a special meeting of shareholders to vote on the conversion of the Company into the Fording Canadian Coal Trust under a plan of arrangement. The planned conversion and new meeting date result from the multi-party agreement announced on January 13, 2003, which supersedes all previous proposed transactions.

The special meeting to be held in Calgary has been set for Wednesday, February 19, 2003, and January 23, 2003 has been established as the record date for the meeting. Fording expects to begin mailing materials relating to the new meeting on January 27, 2003.

Please note the following key dates and information:

When is the Meeting?	Wednesday, February 19, 2003, 2:00 p.m. (Mountain Standard Time)

Where is the Meeting?	The Hyatt Regency Calgary Imperial Room 5/7 700 Centre Street South, Calgary, Alberta

What is the Record Date for voting at the Meeting?	Thursday, January 23, 2003

When must proxies be returned?	Not later than Tuesday, February 18, 2003, 2:00 p.m. (Mountain Standard Time)

What if I have already submitted a proxy under a previous proposal?	All previous proxies and elections are null and void. In order for your vote to count, you must submit a new proxy. A new proxy will be mailed to you.

How do I vote my proxy?	Proxies can be voted by telephone, by fax, over the internet, or by mail. Please refer to the voting instructions on your new proxy form.

When must cash or unit elections be made?	Not later than Tuesday, February 18, 2003 at 2:00 p.m. (Mountain Standard Time)

What if I don’t make an election?	If you do not make an election, you will be deemed to have elected to receive all units. Please refer to the meeting materials that will be sent to you for the election procedures.

When is the dissent deadline?	Tuesday, February 18, 2003, 2:00 p.m. (Mountain Standard Time)

What is the deadline by which registered small board lot Shareholders make their retention of interest elections?	Tuesday, February 18, 2003, 2:00 p.m. (Mountain Standard Time)

The creation of the Fording Canadian Coal Trust will bring together Canada’s senior metallurgical coal mining properties to form the world’s second largest producer of export metallurgical coal, supplying approximately 25 million tonnes annually to the international steel industry. Fording is also the world’s largest producer of the industrial mineral wollastonite. Visit us at www.fording.ca.

For further information, contact:

Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222